

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2012

<u>Via E-mail</u>
Stolfin Wong
President, Chief Executive Officer, Chief Financial Officer,
Secretary, Treasurer, Director
Kwest Investment International Ltd.
Suite 204, 15615 102 Avenue
Edmonton, Alberta, T5P 4X7

> **Re:** **Kwest Investment International Ltd.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 24, 2012**
> **File No. 333-176350**

Dear Mr. Wong:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

    -   Describe how and when a company may lose emerging growth company status;

    -   Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Our Business, page 5

2.   We note your response to comment 1 of our letter dated March 8, 2012 and the revised disclosure on pages 5 and 49. Please revise your disclosure in the table to clarify which amounts are owed to you and which amounts you owe. In addition, please include footnotes for each table and clarify the references to footnotes C & D on page 49.

Executive Compensation, page 46

3.   We note your response to comment 2 of our comment letter dated March 8, 2012 where you state that you treat consulting expenses as compensation. Please revise this section, including the summary compensation table, to reflect this revision or advise.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

4.   Please amend to include the signature designation on the report of independent registered public accounting firm issued by K.R. Margetson Ltd. Refer to Item 2-02(a) of Regulation S-X and Item 302(a) of Regulation S-T.

Consolidated Statements of Cash Flows, page F-5

5.   We note your response to prior comment 4 and reissue the comment. Please address
        the following:

        a. Please amend your filing to begin the reconciliation of Net cash used in
            operating activities for the fiscal years ended April 30, 2011 and 2010 with
            Net loss ($83,325 for year ended April 30, 2011). We note that you have
            properly used Net income (loss) as the starting point for your reconciliations
            for the interim periods ended January 31, 2012 and 2011.

        b. Please ensure that your Consolidated Statement of Stockholders' Equity for
            the fiscal year ended April 30, 2011 also uses Net income (loss), not Net loss
            available to equity holders.

Note 4 – Related Party Transactions and Balances, page F-10

6.   We note your response to prior comment 5. Given that Eric Lo, the majority owner
        of 0829436 BC Ltd. owns approximately 4% of your outstanding comment stock,
        please tell us how you determined that KWest and 0829436 BC Ltd. are entities under
        common control, as it is unclear how a minority shareholder would be deemed to
        control KWest.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities Act
of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective
date of the pending registration statement please provide a written statement from the
company acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with
        respect to the filing;

    •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility
        for the adequacy and accuracy of the disclosure in the filing; and

    •   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the
        federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3763 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Konrad Malik, Esq.